RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Years Ended December 31, 2011 and 2010

Suite 1540 – 800 West Pender Street, Vancouver, BC V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355   E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated March 27, 2012, includes financial information from, and should be read in conjunction with, the audited consolidated financial statements for the fiscal years ended December 31, 2011 and 2010. Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.  These are the Company’s first annual IFRS financial statements. In the prior year, the Company reported in accordance with Canadian generally accepted accounting principles as issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants. All comparative figures in the current year’s financial statements have been restated to be in accordance with IFRS.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project (hereinafter defined) located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, Nevada and Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

DEFINITIONS

The following terms may be used in this MD&A:

“F2 Core Zone” - Represents the initial discovery zone within the F2 Gold System.  This gold zone extends to a vertical depth of greater than 500 metres below surface (open at depth) and consists of sub-parallel lenses with intense biotite-amphibole-silica (+/- pyrrhotite-pyrite) altered titanium rich basalt (locally consisting biotite altered quartz breccia (+/- pyrrhotite-pyrite).

“F2 Gold System” - Is composed of high-grade gold mineralization and a lower grade sulphide-rich zone, which currently has a strike length of approximately 1,200 m (3,937 ft) and a depth extent of 1,453 m (4,767 ft) below surface and remains open along strike and at depth. The system appears to at least partly correlate with a large Titan-24 chargeability anomaly. The anomaly extends laterally from the F2 Gold System for over 1,500 m (approximately 5,000 ft), and to depths up to 750 m (approximately 2,500 ft) – the current depth limit of the survey. As for the setting and style of this zone, it is similar in many respects to the high-grade zones present at the nearby Red Lake Gold Mine. The F2 Gold System is 420 m southeast of the existing shaft and is entirely independent from the previous gold resource of the McFinley Gold Deposit.

“Phoenix Gold Project” means project activities associated with the Phoenix Gold Property.

“Phoenix Gold Property” describes the property located in Bateman Township in the Red Lake District of Northwestern Ontario, approximately six kilometres north of the operating Red Lake Gold Mine, hosting the F2 Gold System.

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HIGHLIGHTS OF 2011

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Property which has been the main focus of the Company’s exploration and development efforts since the discovery of the F2 Gold System in early 2008.

Exploration and Development Highlights

Phoenix Gold Project exploration and development milestones achieved during 2011 included:

•
In early 2011, Rubicon extracted two 1,000 tonne bulk samples representing two underground areas on the 305 meter level. Metallurgical testwork was conducted on the samples under the supervision of a processing consultant. The sample grades were compared to drill hole average grades and the results are reported below on page 8 as part of the Preliminary Economic Assessment referenced below.

•
A raise from the 305 metre level to the 244 metre level for use as a waste pass was completed in April. The purpose of this development work was to establish the 244 metre level for potential mining down to the 305 metre level and to access F2 mineralization at a shallower elevation and to establish a new refuge chamber.

•	The development of a second egress to the surface (for mine safety) was completed and installation of the ladders and landings were completed in April.

•
Construction was completed on a 10.4 kilometre power line from the project site to the Hydro One power distribution line in April. Grid power was energized on-site during October following successful commissioning of the surface substation. The project is currently approved to receive 5.3 megawatts from the Hydro One grid. The target production power level is 10 megawatts, and the additional 4.7 megawatts of power may be obtained from the grid, or could come from diesel generators, or a combination of both.

•
In August 2011, the Company completed a Preliminary Economic Assessment (“PEA”) for the Phoenix Gold Project. The details of the PEA were set out in a press release dated June 29, 2011 and are also provided in this MD&A. The PEA, which, was prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”), with metallurgical sections prepared by Soutex Inc. (“Soutex”), is included in, and forms the fundamental basis of, the technical report entitled “F2 Gold System - Phoenix Gold Project Bateman Township Red Lake, Canada Technical Report” prepared by AMC, dated effective August 8, 2011 and filed on SEDAR on August 11, 2011 (the “Technical Report”).

•
In 2011, lateral development totaling 1,222 metres occurred, in part to establish an additional drill platform on the 305 metre level, following the successful completion of an eighth drill station on the 305 metre level. This lateral development also afforded the start of access to the mineralized zone on the 244 metre level. Vertical development totaling 134 metres occurred and its main purpose was to provide a means of disposing of development for 244 metre level, 183 metre level and 122 metre level in anticipation of mining from these horizons.

•
Assembly of the 14’ double drum hoist was completed in 2011, as was the construction of the hoist building. The headframe was extended 15 metres to accommodate larger conveyances for greater production capabilities out of the Phoenix Shaft. The entire hoist plant was commissioned by mid-December.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

•        On December 2, 2011 the Ontario Ministry of Northern Development and Mines accepted the Company’s Production Closure Plan for the Phoenix Gold Project; an approval which will allow the Company to continue its development and further construction of mining facilities.

•
The Company drilled a total of 81,802 metres on the F2 Gold System on the Phoenix Gold Project during 2011. The drilling was carried out utilizing up to five underground rigs on the 305 metre Level and two surface rigs. Details of drilling results are available in the Company’s news releases of January 10, 2011, March 31, 2011, April 11, 2011, May 12, 2011, June 1, 2011, June 29, 2011, September 12, 2011 and December 7, 2011 and on the Company web site at www.rubiconminerals.com. Drilling is ongoing and complete assays remain pending. Gold mineralization has been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,453 metres and remains open along strike and at depth.

The Technical Report

As previously noted, the Company filed the Technical Report disclosing the results of the PEA on SEDAR on August 11, 2011. The Technical Report was prepared by AMC with metallurgical sections prepared by Soutex. Both AMC and Soutex are independent of the Company. The highlights of the PEA are set out below in an extract from the Technical Report (all referenced amounts are in US dollars):

“Introduction

This Technical Report on the F2 Gold System, Phoenix Gold Project (the Project) within the larger Phoenix Gold Property (the Property) in Bateman Township, Red Lake, Canada has been prepared by AMC Mining Consultants (Canada) Ltd (AMC) of Vancouver, Canada on behalf of Rubicon Minerals Corporation (Rubicon) of Vancouver, Canada. It has been prepared in accordance with the requirements of National Instrument 43-101 (NI 43-101), “Standards of Disclosure for Mineral Projects”, of the Canadian Securities Administrators (CSA) for lodgement on CSA’s “System for Electronic Document Analysis and Retrieval” (SEDAR). This report is the disclosure of a Preliminary Economic Assessment (PEA) carried out by AMC. It is [also an] update to the mineral resources stated in a previously published Technical Report entitled “Technical Report, Mineral Resource and Geological Potential Estimates, F2 Gold System - Phoenix Gold Project”, prepared for Rubicon by GeoEx Limited, and effective 11 April 2011.

This PEA is preliminary in nature, includes Inferred Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

History, Location and Ownership

The Property was initially staked by McCallum Red Lake Mines Ltd in 1922. Ownership changed several times until Rubicon optioned the Property from Dominion Goldfields Corporation (DGC) (Water Claims) and 1519369 Ontario Ltd (Land Claims) in 2002.

It is located in the southwestern part of Bateman Township within the Red Lake Mining Division of northwestern Ontario, at the northern end of the McFinley Peninsula and partly under the East Bay of Red Lake. The site incorporates the former McFinley underground mine, a shaft and hoist system, and other surface infrastructure. The town of Red Lake is approximately 265 km NE of Winnipeg and is serviced by road and air, with daily scheduled flights from Winnipeg and Thunder Bay. The closest railway is

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approximately 160 km south. Temperatures range from summer highs of 35°C to winter lows of -40°C. Weather conditions allow drilling from the ice of Red Lake during January to early April.

The Property consists of 38 contiguous blocks covering 509.4 ha that are comprised of 16 patented mining claims (Land Portion), one unpatented staked claim, one mining lease and 25 licenses of occupation (Water Portion). The Water Portion claims are subject to a 2% Net Smelter Return (NSR) royalty with a requirement to pay advance royalties and an option to acquire a 0.5% NSR royalty for US$675,000. The Land Portion claims are subject to a sliding scale, 2-3% NSR royalty depending on the price of gold, with a requirement to pay advance royalties and an option to acquire a 0.5% NSR royalty for $1,000,000.

Rubicon holds all permits required to allow it to carry out its current drilling and underground exploration program and is in the process of acquiring additional permits required in contemplation of future production.

Geology and Mineralization

The Red Lake Greenstone Belt is located in the western portion of the Canadian Shield, and consists of an EW trending sequence of volcanic and sedimentary rocks with volcanic intrusives that span a period of 300 million years.

The local area is underlain by three sequences of primarily tholeiitic mafic volcanic rocks, separated by marker horizons of felsic and ultramafic volcanic rocks. A strong NNE trending structural fabric through the area is considered part of the East Bay Deformation Zone (EBDZ), which dominates the geology of the area.

The F2 Gold System comprises a NE-trending, steeply W-dipping sequence with numerous lode gold shoots typical of the Red Lake Camp containing high grade gold mineralization, hosted within ‘Hi-Ti’ Basalt and Felsic Intrusive lithologies within a larger body of ultramafic and mafic talc-rich lithologies. The geological sequence is reasonably consistent along the length of the Property for over 4 km. Rock types hosting mineralization have been correlated over vertical distances of approximately 1,500m and horizontal distances of approximately 1,200 m.

Delineation drilling of the F2 Core Zone has defined the presence of NNE-trending gold mineralization associated with silicification, quartz veining and strong alteration within, and adjacent to, favourable host rock types. Gold mineralization also occurs in NW-trending structures that are generally confined within, or immediately adjacent to, NE-trending bounding geological units and parallel to the regional F2 fold trend direction. Typically, this mineralization occurs as local quartz veining and brecciation.

Exploration

Rubicon has conducted extensive exploration programs since acquiring the property. Work has included geological mapping, re-logging of selected historic drillholes, digital compilation of all historical data available, high resolution airborne magnetic survey, ground magnetic survey, seismic lake bottom topographic survey, Titan 24 geophysical survey and numerous drilling programs, all of which have been covered in this or the earlier Technical Reports.

Since 2002, Rubicon has completed 313,030 m of diamond drilling (182,802 m surface drilling and 130,228 m underground drilling) to February 28, 2011. In the fourth quarter of 2010, a 27,000 m underground drilling program was initiated, designed to test a 150 m (horizontal) by 200 m (vertical) area within the F2 Core Zone. This program identified discrete sub-zones within the F2 Core Zone and

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returned some high-grade gold intercepts. The total system has now been expanded to a strike length of approximately 1,240 m and to depths of around 1,460 m vertically.

AMC’s mineral resource estimate is based on approximately 259,000 m of drilling completed on the F2 Gold system between 2008 and 28 February 2011.

Data Quality and Management

Collar surveying of proposed and completed drillholes, and down-hole surveying of holes, has been undertaken to good industry standards. Core recovery has generally been excellent.  [Rock Quality Data (“RQD”)] measurements are completed on the core, as well as representative specific gravity and magnetic susceptibility measurements.

Core handling, splitting and sampling procedures are standard and the facilities are good with 24 hour on-site security including personnel and video surveillance. All analytical or testing laboratories used by Rubicon are independent. While a number of analytical laboratories have been used over time, assaying since January 2008 has been conducted by SGS in Red Lake.

Blank and standards assay protocols were developed in 2003 and revisited in 2009 with input from Dr. B. Smee, Ph.D., P.Geo, Independent Geochemist. Since May 2010, ioGlobal Pty Ltd has taken over the management of the project assay data, providing independent quality control and quality assurance reporting and database auditing.

AMC is satisfied that the sample preparation, security, analytical procedures and application of Quality Assurance/Quality Control (QA/QC) analysis is performed in accordance with industry good practice and that the database is appropriate for resource modelling and estimation.

Mineral Resources and Mineral Reserves

AMC has estimated mineral resources using a block modelling approach based on all drilling up to 28 February 2011. The estimate is not constrained vertically by a potential crown pillar and extends to incorporate all data at depth. Summary results at a cut off grade of 5.0 g/t Au are shown in Table 1 below.

Table 1	Summary of Mineral Resource Estimates as of 15 June 2011

Classification	M Tonnes	g/t Au	M oz Au
Indicated	1.028	14.5	0.477
Inferred	4.230	17.0	2.317

Notes:	1. CIM definitions used for mineral resources

2. Cut off grade applied 5.0 g/t Au

3. Capping value of 270g/t Au applied to composites

4. Based on drilling results to 28 February, 2011

A total of 511 drillholes were used in the modelling. Rubicon’s interpretations of lithologies, mineralization controls and geology domains were reviewed and accepted by AMC. Mineralized domains

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(total of 12) were interpreted by AMC using a low gold threshold (0.1 g/t Au), and were further expanded to incorporate all significant mineralized zones.

A composite length of 1.0 m was chosen and grades were capped at 270 g/t Au after compositing. The parent block size was 2 m by 8 m by 12 m, with sub blocking utilized. Search parameters were 8 m by 24 m by 36 m for the first pass, two times these parameters for the second pass and three times these parameters for the third pass. The search ellipse was orientated to take cognizance of the predominant orientation of the mineralization as known. Grade interpolation was by inverse distance cubed. An average bulk density value of 2.90 t/m3 was used for all rock types. Resource classification was carried out using data support as a main criteria with a manual review creating volumes based on drillhole density and number of samples to inform a block.

There are currently no mineral reserves quoted for the Project.

Underground Activities and Potential Mining

Rubicon has rehabilitated parts of the existing McFinley Mine workings, including the shaft, which it has deepened to just below 305 metre level (305L). It has undertaken lateral and raise development to enable the establishment of diamond drilling stations on 122L, 244L and 305L, and has recently begun construction of a new hoist and headframe with the capability to exceed the envisaged, steady-state hoisting rate of 1,250 tonnes per day (tpd).

In AMC’s view, economic mineralization in the F2 Zone is likely to be relatively discontinuous, (as typical for lode gold style mineralization), requiring a flexible mining approach and a high and sustained geological effort, including closely spaced definition drilling, to facilitate understanding localized mineralization trends

The selected primary mining method is conventional, captive cut and fill, with paste fill using mill tailings. Mining widths will be typically around 2 m, ranging from 1.5 m or less to 3 m or more. Ore will be mined using stopers, jacklegs, slushers and mucking machines, dumped to an ore pass, loaded into track cars, passed to a shaft loading pocket via a grizzly and then hoisted to surface. Waste development will also generally be done using stopers, jacklegs and mucking machines.

Cross-cut and access development from the shaft at nominal 2.4 m width by 2.7 m height is envisaged on levels at 61 m intervals between 183L and 1403L, complementary to the present 305L development. Necessary raising for waste, fresh-air and mine egress will be undertaken together with development of loading pockets for waste adjacent to the shaft. Ore passes at 2.4 m by 2.4 m will be developed at points central to the stoping areas. The required lateral and raising development is projected to continue over the first twelve years of the project.

The shaft bottom is currently at around 30 m below 305L, with eventual deepening of the shaft projected to just below 1464L. For the projected initial mining stage and prior to completion of shaft sinking, ore immediately below 305L may be accessed via ramp development.

AMC has undertaken regular geotechnical inspections and audits over a two year period and has developed provisional ground support standards for ongoing site activities in conjunction with Rubicon. AMC’s geotechnical investigations have included a recommendation that a minimum crown pillar thickness of 45 m be maintained for the typical mining widths envisaged.

Groundwater flows appear unlikely to be a material issue for underground mining, but AMC has included

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a hydrological assessment in its recommendations. A third-party ventilation report has been reviewed by AMC, and the system proposed is considered appropriate for the mining methodology, equipment and production rates envisaged. Additional ventilation capability would be required if significant development were to occur using diesel scoops.

As the Project is at a PEA level, no mineral reserves have been estimated. To assess the preliminary economics of the Project, AMC has applied a cut-off grade of 6.0 g/t Au to the resource estimate lying between 1464L and the base of the planned crown pillar (approximately at 122L), based on an initial operating cost estimate of $200 /tonne and a gold price of US$1,040 /oz. Final cost estimation and use of a gold price of $1,100/oz for the PEA has confirmed that a mining cut-off grade of 6.0 g/t Au is reasonable at this stage of the Project. Mining dilution and recovery have been considered as have the possibly anomalously high grades of the deepest resource blocks, which are relatively poorly supported in terms of drillhole data.

Production is currently planned to start at 750 tpd, increase to around 970 tpd in the fourth year and reach a steady-state level of 1,250 tpd in the fifth year. A 14-year project life is envisaged for the resources scheduled in the PEA, with the first two years being devoted to key surface and underground infrastructure construction, including mill and paste plant, shaft sinking, lateral and raise development, etc. Total mine production over the 12-year life of mine is projected at 4.5 Mt, for total gold mined of around 2M ounces.
In early 2011, Rubicon extracted two 1,000 t bulk samples representing two underground areas on the 305L. Metallurgical testwork was conducted on the samples under the supervision of a processing consultant. Weighted average grades from drilling of the broad zones from within which the bulk samples were extracted are compared with metallurgical test results in Table 2.

Table 2 Comparison of Bulk Sampling to Drill Data

Item	WLB2 grade - g/t Au	F2 Core grade - g/t Au
Delineation Drilling Weighted Average	5.8	9.1
Milled Bulk Sample Testing Results	7.1	8.2

Processing

Proposed metallurgical processing consists of a single line, starting with a semi-autogenous grinding (SAG) mill. The discharge from the SAG mill is pumped to hydrocyclones for classification. A gravity separation circuit is included in closed circuit with hydrocyclones to recover any gravity recoverable gold prior to regrinding in a ball mill. Gold is extracted in a conventional carbon-in-leach (CIL) circuit. The loaded carbon is washed with hydrochloric acid solution to remove carbonate. Gold is then removed from the loaded carbon by stripping (elution) followed by electrowinning and smelting of doré in an electric induction furnace. The stripped carbon is regenerated in a reactivation kiln before being reintroduced to the process. Fine carbon is constantly eliminated from the process to avoid gold loss, with fresh carbon being continuously added to the process.

The cyanide in the tailings from the CIL circuit is removed in a cyanide destruction tank with SO2 and air diffuser placed at the bottom of the tank. Once the cyanide is destroyed, the tailings pass through the paste plant to produce a paste product. The paste produced can be sent to the tailings management facility

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(TMF) or used in the mine for backfill after the addition of cement and/or other binder to meet fill strength requirements.

Gold feed tonnage is projected to be 450,000 tonnes per annum (tpa) at steady state (Project years 05 through 11). Gold recovery is projected at 92.5%, with an average of 180,000 ounces of saleable gold per annum resulting over the steady state period. The mining scenario average head grade of 13.9 g/t gives 1.86 M saleable ounces of gold over the LOM.

Services and Infrastructure

Electrical power at the Project site is currently supplied by diesel generators. Rubicon has accepted an Offer to Connect from Hydro One for 5.3MW of electricity from the 44KV grid in the Municipality of Red Lake, via a 10.4 km power line. It has constructed a connection to the grid and is securing title to the required right-of-way. A fibre-optic line will be installed along the same route as the power-line to provide communication capability for the site.

Compressed air is currently supplied to underground via a surface compressor set-up that AMC believes will be adequate for the underground mining activity envisaged. Mine water is pumped to a holding tank at the site from the nearby East Bay of Red Lake. Use of paste fill means that there should be no significant source of waste water in the mine other than groundwater.

Process water will be a combination of water from East Bay, clarified water recycled from the TMF, water from the plant site sump and treated water from the mine and mill.

A TMF was constructed at the Project site in 1988 in preparation for a bulk-sampling program. The termination of activities in 1989 resulted in minimal use of this area. The TMF, and other sewage works, have been re-activated and approved under various Ontario government regulations. The TMF and effluent treatment plant have been designed to withstand a 30 day duration, 1 in 100 year rain or snow event.

There are no waste rock piles at the Project site related to historic development activities. Waste rock from future development activities will be consumed by roadbed, used to fill stopes or stored in the TMF. Mineralized material will be temporarily stockpiled on surface before processing. There will be no significant stockpiles of mineralized material at closure.

Environmental and Social

Rubicon has been advancing environmental and social aspects of the Project, including baseline monitoring and closure plans, since 2007. All are progressing satisfactorily with necessary permits being obtained or in progress and, to date, there have been no issues identified that post a material risk to project development and envisaged production.

Any waste rock not used for project purposes will be stored in the TMF, which will be monitored during project operation and rehabilitated at the end of mine life. Tests on representative samples suggest that tailings may ultimately turn acidic. A supplemental characterization program is continuing and will determine the need to implement a management plan to address potential chemical stability concerns. At closure, the TMF and plant sites will be covered with an engineered, low-permeability dry cover that will minimize infiltration of water.

Previous environmental work identified soil metal concentrations in parts of the 1980s brownfield project

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site that were above regulatory criteria. A risk assessment concluded that there was no unacceptable risk to the environment or to human health provided the project site is managed in accordance with applicable government legislation.

Surveys to date have not identified any endangered plants, animals or aquatic life that would be adversely affected by project development. Further field studies are being or will be conducted to ensure adherence to relevant government regulations.

There are no concerns with respect to instability at surface due to the underground workings that were developed in the 1980s. AMC has evaluated crown pillar requirements in accordance with government regulations and made recommendations for crown pillar dimensions to prevent instability at surface.

Environmental liabilities associated with the Project site are described in the February 2009 Phoenix Advanced Exploration Project Closure Plan, filed with the provincial government. In summary, there are no material chemical or physical stability liabilities associated with the historical development or the advanced exploration phase of the Project. Rubicon intends to identify and manage any liabilities associated with the production phase of the Project in order to mitigate potential impacts[.] Financial assurance has been provided to the Government of Ontario to rehabilitate all identified features of the Project site.

A Form 1 Notice of Project Status was submitted in Q1 2011 to move the Project from advanced exploration to production status. The submission of this Notice did not give indication of commencement of commercial production. Approvals that relate to the advanced exploration phase of the project generally apply to the production phase.

Postings on the provincial Environmental Registry for various permits have not resulted in negative comments or requests for an individual environmental assessment. The Canadian Environmental Assessment Agency has confirmed that the production phase of the Project will not trigger an Environmental Assessment (EA) pursuant to the Canadian Environmental Assessment Act. A Class EA that was required, pursuant to Ontario Regulation 116/01 was completed and circulated for public comment in March 2011. No comments were received and the Class EA process was completed in April 2011.

Annual public information sessions were held in the Red Lake community in December 2008, 2009 and 2010. No negative comments have been received during the public information sessions to date. Rubicon has undertaken consultation with aboriginal communities and commissioned an independent traditional use study. This study concluded that the project site is within the traditional territory of Lac Seul First Nation and Wabauskang First Nation. Rubicon has consulted with these groups since 2007 / 2008.

An archaeological study of the McFinley Peninsula commissioned by Rubicon did not identify any sites with a high potential to host a cultural heritage value within the development footprint. Also, as the project involves the re-development of the existing footprint with only moderate expansion, the potential for impacts to cultural heritage values is considered to be negligible.

Rubicon has developed a Project Closure Plan to guide the closure of the project in accordance with industry best practices. Close-out rehabilitation activities will be completed within approximately 36 months of project closure.

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Capital and Operatings Costs Capital costs for the envisaged two-year pre-production period are summarized in Table 2. Table 2 - Pre-Production Capital Summary

Pre-Production Capital ($M)	Total	Y01	Y02
Surface Infrastructure	98,000,000	32,500,000	65,500,000
U/G Infrastructure	51,462,000	25,485,000	25,977,000
Power & Utilities & Mine Supplies	4,140,000	2,070,000	2,070,000
Rubicon Project Team	8,138,000	4,069,000	4,069,000
Engineering (civil/mech/elec/geotech/mill)	2,000,000	1,000,000	1,000,000
Project Administration	1,000,000	500,000	500,000
Environmental Disbursements - sampling	180,000	90,000	90,000
Sub-Total Pre-Production Capital	164,920,000	65,714,000	99,206,000
Contingency at 30%	49,476,000	19,714,000	29,762,000
Total Pre-Production Capital	214,396,000	85,428,000	128,968,000

90% of the envisaged pre-production capital is shared between two areas, surface infrastructure including the mill (59%), and underground infrastructure including underground development (31%). The major component (75%) of the surface infrastructure cost is the mill, which includes construction of a paste fill plant. Excavation items account for 76% of the underground infrastructure.

Sustaining capital is estimated to total approximately $52 M over the life of the Project. The major component (75%) is related to underground infrastructure development.

An average total operating cost of $214 /t has been estimated. The estimated average operating cost per recovered Au ounce is $519. A category breakdown of operating costs is shown in Table 3.

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Table 3                                Operating Costs

Total mining cost averages about $150 /t, with the labour portion (including contractors) at around $95 /t reflecting the manpower-intensive nature of captive cut and fill mining. It is assumed that contractor labour will be used for all raising, including raiseboring, and that Rubicon personnel will be responsible for capital and operating development and stoping.

Economic Analysis

It should be noted that this PEA is preliminary in nature, includes Inferred Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

AMC has assessed the pre-royalty and pre-tax economics of the project using base case parameters of: gold price - $US1,100 /oz; exchange rate - $CAN1 = $US1; discount rate - 5%; gold recovery from mined ounces - 92.5%. Table 4 summarizes production, cost, revenues and economics for the base parameters.

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Table 4                                  Production, Cost, Revenues and Economics for BaseCase Parameters

As per Figure 1, Project NPV has the following sensitivities to variation in key parameters (all other factors remaining constant):

•	NPV5% ranges from $345M to $520M with +/- 30% variation in capital cost

•	NPV5% ranges from $237M to $628M with +/- 30% variation in operating cost

•	NPV5% ranges from $650M to $216M with +/- 30% variation in production

•	NPV5% ranges from $845M to $20M with +/- 30% variation in Au price, grade or exchange rate

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Figure	1	NPV Sensitivity

The Project is therefore most sensitive to variations in gold price, grade and exchange rate.

Conclusions

The PEA indicates that the Phoenix Project has significant potential to become an economically viable mining operation.

The resource modelling used as the basis for the PEA employed a cut off grade of 5.0 g/t and has resulted in estimates of 1.03 Mt at 14.5 g/t of Indicated Resources (477,000 ounces Au) and 4.23 Mt at 17.0 g/t Au of Inferred Resources (2,317,000 ounces Au) for the F2 Zone lode-style mineralization.

The scenario for a potential mining operation envisages a two-year pre-production period with a 12-year Life of Mine (LOM) using a captive cut and fill method with up to six horizons being mined simultaneously. Around 450,000 tonnes would be produced annually at steady state. Average mined grade over the LOM is projected at 13.9 g/t.

Pre-production capital expenditures of $214 M have been estimated inclusive of a 30% contingency. Total sustaining capital over the LOM is projected to be $52 M. AMC notes that some aspects of the capital estimation have been done to a much greater degree of detail than may be regarded as typical for a PEA estimate.

Average operating costs of $214 /t and $519 /oz have been estimated. Mining operation costs make up over 70% of the envisaged total operating expenditure which, to a large degree, is a reflection of the labour-intensive mining method. The estimated manpower numbers also reflect provision for the degree of uncertainty that lode-style mining can present from an operations point of view.

Using the base case parameters of gold price US$1,100 /oz, exchange rate of Can$1 = US$1, discount

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

rate of 5%, and gold processing recovery of 92.5%, the PEA shows (pre-royalty and pre-tax) an NPV of $433 M and an IRR of 28%. Using a gold price of US$1,500 /oz and with other parameters unchanged, the PEA shows an NPV of $933 M and an IRR of 48%.

As is not unusual for this style of gold deposit, the average grades estimated for the resources (and, therefore, for the mining scenario) have a significant dependency on higher grade drillhole intercepts. AMC considers that a key challenge for the Project will be to thoroughly understand the character of the mineralization and, from this, to develop the ability to readily locate and mine, with optimum dilution, such higher grade areas. AMC believes that this aspect of the Project probably presents both its greatest risk and greatest reward potential.

An enhanced degree of understanding of the zone and mineralization characteristics may also further facilitate the interpretation of exploration drilling data in terms of quantification of mining potential.

A further feature of lode-style deposits is that the generation of significant quantities of reserves may require a much greater degree of delineation drilling and, therefore, expense than for other more uniformly distributed mineralization.

Efforts made by Rubicon to develop site infrastructure have resulted in an excellent platform on which to move the Project towards a potential mining operation.

Mine design parameters have included a 45 m thick bedrock crown pillar between the uppermost workings and the sediment base in the East Bay of Red Lake. A stable geotechnical environment with little or no major faulting, structure or stress issues has been assumed. AMC believes that these are reasonable assumptions for the rock types and conditions observed in the ongoing advanced exploration operations to-date, but further geotechnical and hydrological assessment will be required in the next phase of the Project.

Relative to the location uncertainty associated with lode-style deposits, a variety of mining approaches, with possibly significant equipment capital and maintenance expense, may be necessary. This aspect can present both a risk and an opportunity.

Achievement of an average production rate of 1250 tpd will be dependent on having development sufficiently advanced and ore location sufficiently understood to provide a large number of available and viable stoping areas.

Consequent with the above aspects of lode-style mining, high operating costs can be a significant risk.

Gold recovery estimates to date are dependent on a limited number of samples. Additional testing over a much broader sample range will be required in the next project phase. Gold recovery can present both a potential risk and a potential opportunity for the Project.

There do not appear to be any permitting, community or environmental issues that would be a major constraint to the project.

The historical McFinley Mine area may provide opportunity for additional resources and early production.

Drilling in targeted areas below 305L should allow upgrading of resources that are currently in the Inferred category.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Further exploration down dip and along strike may identify additional resource potential. In the case of the area immediately above the 1464L, more drilling is warranted to provide greater support for the higher grade Inferred resources currently identified. This may allow a higher-grade mining scenario to be envisaged in those areas.

In the later stages of the conceived mining program, and subject to gaining additional geotechnical knowledge and understanding of the crown pillar area in the context of an operating mine, and a very rigorous analysis and risk assessment, it is possible that some of the lower portion of the crown pillar area could be mined.

Recommendations

AMC recommends that the Project work continue on several levels that will serve to better understand the deposit and its practical implications for conceived future mining. Several specific recommendations are made by AMC, These are outlined below, together with others that are based on Rubicon’s advice that it considers it important at this stage of the project to test opportunities for increasing the tonnage of mineral resources and to continue its progress towards a position where it can readily move to a production status,

1.	Engage a specialist to undertake a structural study of the deposit; this would include undertaking some oriented core drilling.

2.	Improve geological understanding of the key characteristics of the deposit as they relate to potential mining by:

a.
developing drifts for local diamond drilling in at least two areas, with drives nominally parallel to, and around 25 m from, the mineralization to be drilled. The drifting would be configured to serve both for definition drilling and for possible, future mining access.

b.	from the above drifts, conducting fan drilling in a vertical plane across the mineralization on sections at nominal 10 m spacing.

c.	drifting on and across mineralization in each area in a systematic manner and relating to above fan drilling via mapping, face sampling and subsequent assaying.

3.	Improve knowledge of the resource as a whole by:

a.	executing a delineation diamond drilling program in known zones focusing on Indicated Resources.

b.	executing a diamond drilling program on Inferred Resources aimed at upgrading to Indicated Resources.

c.	executing a deep diamond drilling program of the broader Phoenix area.

Each of the above programs would be carried out in two phases with commencement and execution of the second phase being dependent on results from the first.

4.	Conduct further mining studies with respect to:

a.	assessing opportunities for early ore production by optimizing the schedule, including ramp

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

from surface and possibilities in the historical McFinley area

b.	considering alternative mining methods such as mechanized cut and fill and long-hole stoping relative to improved understanding of the resource.

5.
Undertake further geotechnical assessment as a greater understanding is gained of the mineralization and the impact that may have on mining geometry, extraction sequence and crown pillar size requirements. In parallel with this work, also complete relevant hydrogeological studies.

6.
Undertake further metallurgical testwork on samples from different areas of mineralization to improve understanding of the range of possible gold recoveries. As part of this exercise, implement a metallurgical test program aimed at defining a fully optimized processing circuit that considers ore blends anticipated to be delivered to the mill.

7.	Undertake further study on the characteristics of likely mill tailings with respect to use for paste fill.

8.	Update the ventilation study to reflect projected production rate and increased depth.

9.	Continue working with Aboriginal Groups, undertake further environmental studies and proceed with related procurement as required.

10.
Based on Rubicon’s advice that it considers it important at this stage of the project to test opportunities for increasing the tonnage of mineral resources, extend the shaft 200 m below the current elevation, develop additional accesses and drill stations, install a rockbreaker station and refuge station and undertake further exploratory diamond drilling from and around the 488 L.

11.	Based on Rubicon’s advice that it considers it important to continue to move towards a production ready status, purchase long lead items for the anticipated mill.

The total estimated cost of these recommendations is approximately $61 M.

AMC advises that these recommendations be implemented in a phased manner. AMC anticipates that the total program would take 12-18 months to complete, with each phase being of the order of 6-9 months in length.”  (END OF QUOTE).

The Technical Report, including the above extract, includes the results of an economic analysis of mineral resources. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Permitting and Continuing Consultations

Permitting Summary
Although the Company’s Production Closure Plan was approved by the MNDM on December 2, 2011, and the remaining permits required for the projected production phase (as contemplated in the PEA) of the Phoenix Gold Project were received in Q1 of 2012, the operations of the Company will still require certain non-material approvals from various governmental authorities as the development continues.  There can be no assurance that the Company will be able to obtain all necessary currently unanticipated licenses and permits that may be required to carry out exploration, development and mining operations at its projects, on reasonable terms or at all. Delays or failure to obtain such licenses and permits, or failure

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

to comply with the terms of any such licenses and permits that the Company does obtain, could have a material adverse effect on the Company.  Rubicon is required to comply with all permits in hand which includes the obligation to continue to consult with local communities, including First Nations and the relevant Métis communities.

As of the date of this MD&A, Rubicon is currently fully permitted to complete its current $55 million exploration and development program, as per the press release dated October 19, 2011, and the remaining permits required for the projected production phase of the Phoenix Gold Project, as contemplated in the PEA, were received in Q1 of 2012 (as announced by the Company on March 21, 2012).

The Canadian Environmental Assessment Agency confirmed in writing on June 30, 2011 that there are no triggers for a federal environmental assessment associated with the currently defined Phoenix Gold Project, as contemplated in the PEA.

As announced by the Company on October 20, 2011, the Company secured grid power allocation (up to 5.3MW) from Hydro One for the Phoenix Gold Project. The Company completed its power line connection and infrastructure, and obtained the requisite approvals and agreements from adjacent surface rights holders. Rubicon has initiated the design work with Hydro One for the required upgrades to provide Rubicon with an additional ~4.7MW.

Resource Estimates in 2011

On January 11, 2011, the Company filed its first technical report containing an NI 43-101 compliant estimate of mineral resources.  This report was amended and re-filed on April 11, 2011 and contained an amended estimate of mineral resources which superseded the mineral resource estimate of the January 11, 2011 report.  The subsequent Technical Report disclosed the results of the PEA and updated the mineral resources stated in the April 11, 2011 report.

Phoenix Gold Project Royalties

Until recently, the Phoenix Gold Project was subject to two NSR royalties. The first covered gold production from the mineral properties included in the water portion of the Phoenix Gold Property and amounted to 2% with a buy back right in favour of the Company on a 0.5% portion of the royalty for US$675,000. These claims include the F2 Gold System.

The second NSR royalty covered gold production from the mineral properties included in the land portion of the Phoenix Gold Property (the “Land Claims”) and amounted to 3% with a buy back right in favour of the Company on a 0.5% portion of the royalty for $1 million.

In August 2011, Franco-Nevada Corporation (“Franco-Nevada”) purchased all of the right, title and interest of Dominion Goldfields Corporation (“Dominion Goldfields”) in the 2% NSR royalty payable on that part of the Company’s Phoenix Gold Project lying beneath the waters of Red Lake, Ontario (and excluding mining properties covering the land portion of the Phoenix Gold Project). Rubicon continues to retain the right to buy-back a 0.5% portion of the royalty for US$675,000.

The Company announced on October 25, 2011 that, by exercising a right of first refusal, it acquired, and thereby extinguished, the 3% NSR royalty payable on the mining properties covering the land portion of the Company’s Phoenix Gold Property. This acquisition was separate and apart from the acquisition by Franco-Nevada of the 2% NSR in August 2011 as described above. Consideration for this transaction was

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

the issuance of 1,216,071 of the Company’s common shares at a deemed price per share of $3.50, for total consideration of $4,256,249.

Very little drilling has been carried out to depth below the existing shaft and historical workings on the Land Claims.

In addition, Rubicon has drilled over 60 shallow diamond drill holes on the Land Claims at the “Island Zone” located approximately 2,000 metres north of the existing shaft, where encouraging results warrant follow up. Furthermore, and as noted in the news release of October 25, 2011, Rubicon, by this purchase, realized the following results:

•	Future advance royalty payments of $825,000 are now eliminated.

•
Prior to this acquisition, if a mineral deposit on the Land Claims was put into commercial production, Rubicon would have been required to make a one-time advance royalty payment of $1 million. This requirement is now eliminated.

•	Prior to this acquisition, Rubicon had the right to purchase a 0.5% NSR royalty out of the total 3% NSR royalty for a payment of $1 million. This is also now eliminated.

•	As a result of this acquisition, there is no production royalty or any advance royalty payment due to any third party on the Land Claims.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company plans to carry out compilation programs on one or more of its Red Lake projects in 2012 to identify targets for future exploration programs.

A detail listing of the Company’s Other Red Lake Projects can be found in the Company’s current AIF filed on SEDAR at www.sedar.com.

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral property interests for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired. It also provides a potential for the Company to retain a 100% interest in an acquired property should it elect to do so.

Over the course of 2011, the Company recovered $1,743,234, before deducting costs, in cash and shares from the English Royalty Division.

Objectives for 2012

Following the $70 million financing from Agnico-Eagle Mines Ltd. (“Agnico-Eagle”), the Company announced, on October 19, 2011, that it expects to complete by September 30, 2012 a 12-month, $55 million exploration and development program for the Phoenix Gold Project.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

The program is designed to both maintain the Company on its critical path of development to support targeted possible production in Q4 2013 and also to optimize its current positive PEA.

Operational

The Company's objective is to define sufficient additional indicated resources to support a minimum of five years of potential production at rates envisaged in the current PEA. In order to achieve this, the current shaft will be extended from 338 metres to 610 metres below surface to allow better access for development and exploration drilling.

It is planned to complete approximately 600 metres of new underground development on three levels (244 metre, 305 metre and 549 metre) to support further development and potential future mining and also to provide new drill access for infill and delineation drilling. As well, a rock pass and a new loading pocket will be constructed between the 549 metre and 610 metre levels.

Additionally the Company will work towards securing key long lead orders including a SAG mill, a ball mill, a mill engineering, procurement and construction management contract and initial tailings management facility upgrades during 2012.

Drilling

A total of approximately 70,000 metres of drilling is planned prior to September 30, 2012. The objectives of this drilling will be twofold.  Firstly, approximately 30,000 metres will be directed towards infilling and delineation of known zones with the objective of expanding current indicated resources.  Secondly, approximately 40,000 metres will test for expansions to known gold mineralization and will also test new areas for new potential resources.

One important target area in this respect lies between 1,220 metres and 1,464 metres below surface where additional drilling will be carried out to establish whether the current average resource grade of 33.8 g/t gold is maintained when drill density is increased and when a larger area is tested.

It should be noted that, in determining the mining inventory in the current PEA, AMC elected to take a conservative mine planning approach in this area by applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modeled average grade of 33.8 g/t, thus reducing the total ounces on these levels.

PEA Optimization

While the development and drill programs outlined above are designed to keep the Company on its critical path to allow it to maintain the target of potential production in Q4 2013, additional and ongoing studies, along with the drill program outlined above will allow the Company to evaluate optimization of its current economically positive PEA. These studies will include:

•	evaluation of possible ramp access to examine the cost benefit of more mechanized mining techniques;

•	structural studies to aid in understanding mineralization controls and aid in future drill targeting;

•	a review of the ability to employ lower cost, mining methods in parts of the deposit other than the currently planned captive cut and fill method; and

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

•	continued metallurgical studies designed to evaluate potential to increase current estimated gold recoveries of 92.5%.

The programs and budget laid out above are largely consistent with the recommendations laid out in the PEA.

Qualified Persons and Quality Assurance

The 2011 exploration programs in Red Lake were supervised by and all data forming the basis for the technical disclosures in this MD&A except with regard to the third party prepared PEA were verified by Terry Bursey, P.Geo., Regional Manager for Rubicon and a Qualified Person as defined in NI 43-101.

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including the bulk sampling program, engineering studies and ongoing development, are supervised and verified by Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined in NI 43-101.

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).  The respective land interests are summarized as follows:

Interest	Acres	Percent of Total
100.00%	128,082	56.5%
75.00%	60,693	26.8%
40.00%	7,113	3.1%
37.50%	30,181	13.3%
28.13%	806	0.4%
Total	226,856	100.0%

As at December 31, 2011, Rubicon has spent Cdn$1,008,176 on its Nevada properties.  As at December 31, 2011, West Kirkland Mining Inc. (“West Kirkland”) has represented that it has spent US$986,255 pursuant to an option agreement described below, and that it intends to complete its Year 1 US$2 million expenditure requirement before the first anniversary date (June 23, 2012).

The property is considered to be prospective for ‘Long Canyon’ style gold mineralization, which refers to a deposit in a similar geological setting currently being developed by Newmont Mining Corporation. Exploration on the properties is being carried out by West Kirkland Mining Inc. pursuant to an option agreement, the general details of which are as follows:

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

On June 23, 2011, the Company entered into an agreement with West Kirkland whereby that entity can earn a majority interest in all the mineral rights held by Rubicon in the States of Nevada and Utah, covering approximately 351 square miles (909 square kilometers) along the Long Canyon Trend of north eastern Nevada.

West Kirkland can earn:

•	51% of the Company’s interest in the Company’s 100% owned lands;
•	68% of the Company’s interest in the Company’s 75% owned lands; and
•	60% of the Company’s interest in the Company’s less than 75% owned lands;

by expending US$15 million over a four year period. West Kirkland is committed to make minimum expenditures of US$2 million in the first year.

On the properties where Rubicon owns a 100% interest, West Kirkland can further increase its interest to 60% by completing a pre-feasibility study or spending an additional US$4 million on exploration and development work.

State of Alaska

Over the course of 2011, the Company reviewed its strategy for its Alaska properties, located in the Goodpaster Mining District.

In light of the Company’s focus on the Phoenix Gold Project and the significant cost of claim ownership, including the option from Kiska Minerals Corporation (“Kiska”), it was decided to reduce the claim ownership down to those claims with the most favorable exploration potential.

In regard to the property held under option from Kiska, the Company elected to cancel the option and return the property to Kiska. In addition, the Company reduced its 100% owned Alaska mineral claims called the New Horizon property, from 195,000 acres to 65,560 acres, retaining only those areas considered of most prospective value based on exploration work to date.

New Horizon Property Impairment Charge

The Company holds a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District. Given its focus in Red Lake, Ontario, the Company has not conducted any significant exploration on the property in over 3 years and is currently seeking a partner to advance the exploration of the property.  As there can be no assurance that such a partnership will be realized, the Company has determined that an impairment of the mineral property has occurred and as a result has taken a full write-off of the carrying amount totaling $14,732,137, in the current year.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This filing uses the terms “indicated mineral resources” and “inferred resources”.

The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC.
“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.   U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, dated March 27, 2012, for the year ended December 31, 2011, on file at www.sedar.com (the “AIF”).

SELECTED ANNUAL INFORMATION

Please note that for the fiscal year ended 2009 the Company calculated the following information in accordance with Canadian GAAP. For the fiscal years ended 2010 and 2011, the Company calculated the following information in accordance with IFRS.

Fiscal Year ended	2011	2010	2009
	$	$	$
Interest and miscellaneous income	477,476	463,584	214,243
Loss on sale of investments	(264,044)	(366,418)	(96,721)
Net loss	(21,396,497)	(25,510,721)	(556,329)
Basic and diluted net loss per share	(0.10)	(0.12)	(0.00)
Total assets	280,133,612	220,405,196	246,126,913
Total long-term financial liabilities	2,062,244	599,572	13,391,328
Cash dividends	Nil	Nil	Nil

Significant losses in 2010 and 2011 are not anticipated to represent a trend as they reflect impairment charges taken against the Company’s Alaska properties.

OPERATING RESULTS

Fiscal year ended December 31, 2011 compared to Fiscal year ended December 31, 2010

For the fiscal year 2011, the Company incurred a loss of $21.4 million ($0.10 loss per share) compared to a loss of $25.5 million ($0.12 loss per share) incurred in the fiscal year 2010, a difference of $4.1 million. The large losses were overwhelmingly due to impairment charges taken by the Company in succeeding years on the Company’s two Alaska properties.  As the difference in these two write-downs was only $0.6 million the variance was more attributable to the reduction in stock based compensation expense in the current year.  For the fiscal year 2011, the Company recorded Other Comprehensive Loss (“OCL”) of $1.2 million compared to Other Comprehensive Income (“OCI”) of $0.9 million in the prior year, a difference of $2.1 million.  Comprehensive loss (the total of the net loss or income and the other comprehensive income or loss) for the fiscal year 2011 was $22.6 million compared to $24.6 million in the prior year, a decrease in comprehensive loss of $2.0 million.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Significant items making up the change in net loss for the year were as follows:

•
Consulting fees decreased by $210,612 as a result of a significant expenditure of the Company obtaining a fairness opinion regarding the secondary offering of the Company’s shares in the prior year.  This expense did not reoccur in the current year.

•
Professional fees, consisting of legal, tax, accounting and audit fees, increased by $857,434 during the current year as a result of the increased public filings and business activity in the Company that resulted in an increased level of advice the Company required during the year.

•
The Company incurred a mineral property impairment charge in the current year of $14.7 million. The charge was taken on the full carrying amount of the New Horizon properties as the Company felt that it was unlikely that it would conduct additional exploration work on these properties. The Company is currently seeking to option out the property in order to fund exploration, however there is no assurance that such a partnership will be realized.

•
The Company also incurred a mineral property impairment charge in the prior year of $14.1 million. The charge was taken on the full carrying amount of the Kiska/Rimfire option properties as the Company felt that it was unlikely that it would complete the remaining option expenditure requirements.  The property was dropped early in the current year.

•	A $4,416,735 decrease in stock-based compensation expense occurred in the current year and was the result of lower calculated option values.

•
Option receipts in excess of property costs, which represent amounts received from optionees of the Company’s properties increased by $548,523 mainly due to increased activity by the Company’s English Royalty Division.

Other comprehensive loss for the fiscal year 2011 was $1.2 million compared to other comprehensive income of $0.9 million in 2010. The other comprehensive loss in the current year was the result of a decrease in value of the Company’s investments in mining stocks in the current year, partially offset by realization of losses on sale of certain of these investments, where, upon sale, the realized loss is recognized in the Statement of Operations and Deficit.

During the year, the Company expended $56.9 million on mineral property costs, including $56.5 million on its Phoenix gold project in Red Lake Ontario.  Significant expenditures at the Phoenix Gold Project include $31.3 million on underground exploration work that includes contract miner costs for development of underground workings to support underground drilling.  Additionally the Company incurred $16 million in surface drilling expenses at the Phoenix Gold Project during the year, and $4.3 million to extinguish the NSR royalty on the Land Claims on its Phoenix Gold Property.

USE OF PROCEEDS FROM FINANCINGS

Planned Use of Proceeds as Previously Disclosed	Actual Use of Proceeds to December 31, 2011
November 12, 2009 Financing of $86 million
• $58 million on exploration on the Phoenix Gold Property (Phase II).	• All funds have been applied as committed.
• $5.2 million on exploration on other Red Lake properties and Red Lake administration.	• $2.9 million has been used for exploration and development on other Red Lake properties. The remaining amounts were reallocated and fully applied to the Phoenix Gold Project.
• $22.8 million on working capital or other exploration.	• All funds have been applied as committed.

Proceeds from the Agnico-Eagle financing completed in November 2011 were designated to be used for exploration on the Phoenix Gold Project and other working capital with no breakdown specified so no table of use is presented.

SUMMARY OF QUARTERLY RESULTS

The following results are based on IFRS in Canadian dollars for all quarters presented.

Quarter	2011 Fourth		2011 Third		2011 Second		2011 First		2010 Fourth		2010 Third		2010 Second		2010 First
	$		$		$		$		$		$		$		$
Interest and other income		149,181		135,730		77,554		115,011		135,845		135,290		104,742		87,706
Gain (loss) on sale of investments		(119,754)		(134,168)		(577)		(9,545)		59,231		18,792		(149,327)		(295,114)
Net loss		14,932,743		1,559,355		1,669,859		1,498,985		16,604,792		2,272,119		3,207,840		3,425,971
Basic and fully diluted net loss per share		0.06		0.01		0.01		0.01		0.08		0.01		0.02		0.02

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program.  However, this trend has been mitigated by a decrease in share based compensation charges. In the fourth quarters of 2011 and 2010, property write-downs caused unusually large losses. Other factors generally causing significant variations in results between quarters include gain or loss on sale of investments and option payments received in excess of property costs.  These other factors do not have identifiable trends.

FOURTH QUARTER

For the three month period ended December 31, 2011, the Company had a net loss of $14,932,743 ($0.06 per share) compared to a net loss of $16,604,791 ($0.08 per share) incurred in the three months ended December 31, 2010, a decrease in loss of $63,482.  The main cause of this large quarterly loss was the impairment charge on the New Horizon minerals claims in Alaska as discussed above. Share-based compensation expense was $434,285 lower during the current year quarter as compared to the prior year fourth quarter, due to the lower fair value of options granted in 2011. During the three month period ended December 31, 2011, the Company had other comprehensive losses of $167,797 compared to other comprehensive income of $726,590 in the comparable quarter of the prior year. This was the result of a decline in value of the Company’s investments in mining stocks in the current year quarter.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $61.9 million at December 31, 2011 compared to $59.6 million at December 31, 2010.  Working capital increased in the current year by $2.3 million primarily due to the

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Company receiving $70 million pursuant to a private placement by Agnico-Eagle described in more detail below. This inflow was partially offset by approximately $45.5 million of mineral property expenses and $13.4 million in capital equipment expenditures during the year, primarily to further exploration at its Phoenix Gold Project.

Subsequent to the year end, the Company received net proceeds of approximately $192 million from a public offering as described below under “Subsequent Events”.  Of these funds, approximately $181 million is expected to be used for development of the Phoenix Gold Project and the balance for exploration and general working capital.

Agnico-Eagle Private Placement

During 2011, the Company closed a non-brokered private placement with Agnico-Eagle under which Agnico-Eagle made an investment of $70 million for common shares of the Company. This resulted in the issuance of a total of 21,671,827 common shares at $3.23 per common share.

Agnico-Eagle owned approximately 9.2% of the issued and outstanding shares of the Company after the closing of the private placement.

The terms of the private placement provide Agnico-Eagle with rights to participate in certain subsequent issuances by the Company to maintain its interest.  It is expected that the proceeds from this private placement will be used for additional drilling, studies, testing and other development work in connection with the F2 Gold System at the Phoenix Gold Project and for working capital needs. In relation to the investment, the parties have also negotiated a technical services agreement that will provide Rubicon access to Agnico-Eagle’s geological and engineering mining team.

CASH FLOWS

Operating Cash Flows – Year ended December 31, 2011

Net cash used in operating activities of $5.9 million, was higher than net cash used in operating activities in the year ended December 31, 2010 of $4.7 million reflecting the increased administration activity that occurred within the Company during 2011.

Investing Activities – Year ended December 31, 2011

The Company had a cash outflow of $10.6 million from investing activities which included $48.7 million of funds transferred from temporary investments (T-Bills of greater than 90 day terms), $45.1 million in cash expended on mineral property acquisition and exploration costs and $13.4 million expended on property, plant and equipment, primarily related to ongoing exploration at the Company’s Phoenix Gold Project.

Financing Cash Flows – Year ended December 31, 2011

Financing inflows of $70.4 million reflected the Company receiving $70 million pursuant to a private placement by Agnico-Eagle Mines Ltd., and of stock option exercises.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 3. o) and 4. to the financial statements.  Overall, the Company’s only significant risk exposure relates to its cash

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

and short-term cash investment balances. The Company’s paramount concern with respect to these balances is preservation of capital and therefore, during the year, authorized investments were restricted to instruments of the Government of Canada or the Provinces of Canada.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 19 of the consolidated financial statements.

PROVISION FOR CLOSURE AND RECLAMATION (formerly Asset Retirement Obligations)

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  At the Phoenix Gold Property, a survey was completed in 2009, to estimate the current cost to rehabilitate the site, if it were abandoned at that time.  The total cost was estimated to be $493,000 and this amount was deposited with the MNDM.

As previously noted, a revised closure plan was submitted on October 17, 2011.  With this plan, a further $1,193,244 was deposited with the MNDM as assurance for closure costs of future disturbances and increased the total financial assurance on deposit to $1,686,224. The closure plan was accepted by the MNDM on December 2, 2011.

The estimated closure costs of the Phoenix Gold project based on the year end condition of the site were inflation adjusted to the estimated date of site remediation, which is 16 years from December 31, 2011, and then discounted back to the year-end using an estimate of the Company’s risk free rate of 1.96%. The provision for closure and reclamation was increased to the current value, of the future liability, amounting to $1,923,538 with the increase, after accretion of the discount of the prior estimate, capitalized to exploration and evaluation assets.

COMMITMENTS

At December 31, 2011, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Three Years		Total
	$		$		$
Lease and rental commitments		190,247		97,007		287,254
Contractual Commitments		214,092		-		214,092
Total		404,339		97,007		501,346

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  During the fiscal year 2011, the Company incurred legal fees to the law firm,

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

aggregating to $1,417,406 (2010 - $638,251).  As at December 31, 2011, the law firm is owed $70,000 (December 31, 2010 - $nil). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

SUBSEQUENT EVENTS

On February 29, 2012, the Company closed a public offering and issued 49,000,000 common shares of the Company at a price of $4.10 per common share for total gross proceeds of $200,900,000.  The Company paid the underwriters a commission of 4% amounting to $8,036,000.  An overallotment option has been granted to the underwriters to purchase up to an additional 15% of the offering, which is exercisable in whole or in part up to and including March 28, 2012.  To date no overallotment has been exercised.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the consolidated financial statements for the year ended December 31, 2011.  The Company considers the following estimates to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

International Financial Reporting Standards (“IFRS”)

Effective January 1, 2011, Canadian publicly listed entities were required to prepare their financial statements in accordance with IFRS.

Due to the requirement to present comparative financial information, the effective transition date was January 1, 2010.

The year ended December 31, 2011 was the Company’s first annual reporting period under IFRS. An explanation of how the transition from previous GAAP to IFRS affected the Company’s financial position, financial performance and cash flows was presented in note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2011. The transition impact was also discussed in the Company’s March 31, 2011 and December 31, 2010 MD&A both of which are filed on SEDAR at www.sedar.com.

For a discussion of other changes in accounting policies, see note 3 to the Consolidated Financial Statements.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

OUTSTANDING SHARE DATA

As at March 27, 2012, the Company had the following common shares and stock options outstanding

Common shares	287,179,669
Stock options1	12,901,326
Fully diluted share capital	300,080,995

1Each option entitles the holder to acquire one common share of the Company

DISCLOSURE CONTROLS AND PROCEDURES

The CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they were effective as of December 31, 2011 to provide reasonable assurance that all material information relating to the Company and its consolidated subsidiaries will be made known to management and disclosed in accordance with applicable securities regulations.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company's internal control over financial reporting. Based on this assessment, performed after the year end, management has concluded that as at December 31, 2011, the Company's internal control over financial reporting was effective.

The Company’s auditor, De Visser Gray LLP, has audited the Company’s internal control over financial reporting as at December 31, 2011 and their opinion and report is included with our annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting during  the fiscal year 2011,  that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A, and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Technical Report will be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the Technical Report.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to statements regarding the Company’s plans in respect of the development of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in the AIF.

RUBICON MINERALS CORPORATION – MD&A – December 31, 2011

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

APPROVAL

The Board of Directors, upon the recommendation of the Audit Committee, has approved the disclosure contained in this MD&A.